

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Yayi International Inc.
c/o CT, a Wolters Kluwer business
111 Eighth Avenue, 13th Floor
New York, New York 10011

> **Re: Yayi International Inc.**
> **Registration Statement on Form S-1**
> **Filed October 27, 2010**
> **File No. 333-170172**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed June 29, 2010**
> **Form 10-Q for the period ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-23806**

Dear Sir or Madam:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   We do not comment on each place that includes disclosure which requires revision. Please carefully review your document to make corresponding changes wherever applicable. That will eliminate the need for us to issue repetitive comments.

2.   In addition, to the extent our comments on your registration statement also relate to your Form 10-K and Form 10-Q disclosure, please make corresponding changes to the disclosure in those filings, as applicable.

3.   Please monitor your need to update financial statements and your auditor's consent.

4.   We note certain assertions, and statements throughout your disclosure, including, for example, the following:

- "We are the first and a leading producer and distributor of premium goat milk formula products . . . in China." (page 1)

- "Goat milk is emerging as an ideal substitute to cow milk as consumers are increasingly aware of its benefits particularly for infants, who prefer a dairy product with a nutritional and molecular composition closer to human milk." (page 2)

- "Goat milk [has a] nutritional and molecular composition closer to human milk." (page 2)

- "Industry professionals forecast that the per capita dairy consumption in China could reach 27kg by 2015 and 36kg by 2020 driven by increasing population and higher per capita consumption." (page 22)

- "According to Euromonitor, the infant formula market is expected to grow at a compound annual growth rate of 23.1% between 2008 and 2013." (page 22)

- "According to China Dairy Association, goat milk can potentially account for 3% of China's RMB200 billion (approximately $29 billion) dairy market." (page 22)

- "Independent studies (for example Prosser et al (2003) and Bevilacqua et al (2001)) demonstrate that goat milk has a beneficial protein structure compared with cow milk, facilitating absorption of nutrients in goat milk by the human digestive system, which may make goat milk a more suitable alternative for Chinese consumers who have experienced problems with digesting cow milk." (page 22)

- "Our principal original goat milk powder product lines may generally be categorized as . . . maintaining general health and well being, enhancing beauty, inducing restfulness and reducing eye fatigue." (page 25)

- "The Saanen is one of the most popular goats primarily because of their consistency in producing large quantities of milk in conjunction with their capacity to tolerate environmental change." (page 25)

- "Shaanxi Province is one of the three largest goat milk producing areas in China; an area conducive to the production of goat milk, with a reputation as one of the most fertile and agriculturally rich regions in China in which to raise dairy goats." (page 25)

Please specifically disclose the factual basis for, and the context of, these assertions, as well as for any similarly optimistic views presented in throughout the registration statement.   Revise your disclosure as necessary to remove all beliefs and assertions that cannot be substantiated on a reasonable basis.

5.   With respect to any statements in your prospectus attributed to third parties, such as Euromonitor, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. See Securities Act Rule 436.

The Company, page 1

Overview of the Business, page 1

6.   Expand your disclosure to explain the general characteristics that distinguish your "premium goat milk formula" from other goat milk formula.

7.   We note your that you source raw goat milk from "neighboring goat dairy farmers on a long-term contract basis." We further note your related disclosure on page 9 and elsewhere that you have "long-term supply arrangements with local governmental and quasi-governmental authorities" pursuant to which you purchase "all the milk produced by the small collective farms" at a price negotiated by you and the individual farms. Describe the material terms of these output contracts, including any conditions which terminate the obligations of the parties to purchase or supply milk. Finally, please provide an analysis as to whether you are required to file these arrangements as exhibits.

Corporate Information, page 4

8.   The chart on page 4, together with information elsewhere in your filing, indicates that you own, directly or indirectly, 100% of the voting and equity interests in Milkgoat Industrial Co., Ltd. and each of its subsidiaries. With a view towards additional disclosure, confirm to us, if true, that this is the case.

Summary Consolidated Financial Information, page 7

9.   We note references to unaudited financial information for the three months ended June 30, 2010 throughout your registration statement. In your next amendment, please update your registration statement to include financial statements and related disclosure covering subsequent interim periods, to comply with Rule 8-08 of Regulation S-X.

Risk Factors, page 8

10.   We note that, while FINRA and the SEC regulate your securities filings and related
        disclosures in the U.S., your operations and officers and directors and officers are located
        in China. Please tell us if there is a regulatory body in China that provides regulatory
        oversight and ensures appropriate due diligence with respect to your disclosures. If not,
        please provide appropriate risk factor discussion.

"Our failure to renew or protect our exclusive rights . . . .", page 9

11.   You refer to the Taiwan Richlink exclusive licensing agreement dated "April 10, 2010."
        The following sentence states that this agreement was "amended on June 12, 2009."
        Please clarify. We note your Exhibit 10.32 refers to the licensing agreement "dated April
        10, 2001".

"Our inability to protect our intellectual property…," page 10

12.   Please tell us whether intellectual property protection in China differs from that in the
        US, and provide appropriate discussion as necessary.

"Our management has identified deficiencies . . . .", page 10

13.   Describe the significant deficiencies pertaining to your internal control over financial
        reporting and the remediation measures taken by the company.

"We may be exposed to liabilities under the Foreign Corrupt Practices Act . . . .", page 11

14.   Please briefly describe the safeguards you have in place to discourage FCPA violations
        by your employees.

"Because Shaanxi Coalfield Geology Bureau Hydrological Team failed to obtain . . . .", page 14

15.   In your next amendment, please update this risk factor and any related disclosure with the
        status of the necessary approvals and administrative procedures to be obtained or
        completed by Shaanxi Coalfield.

16.   Please discuss the possible results if the PRC government challenges the validity of these
        leases. Disclose here, and in an appropriate place in the filing, the current dollar amount
        and percentage of your sales that would be lost should you no longer have use of this
        land.

"Our business will suffer . . . .", page 14

17.   Disclose here, and in an appropriate place in the filing, the current dollar amount and
        percentage of your sales that would be lost should these goat farm operations be

suspended. Tell us whether you or Weinan Milkgoat intends to obtain the required government approvals.

Special Note Regarding Forward-Looking Statements, page 21

18.   In the first paragraph, it appears inappropriate to suggest that the word "will" identifies forward-looking statements. Please revise.

19.   Please delete the statement in the last paragraph that "You should not rely upon forward-looking statements as predictions of future events." Although we do not object to the other cautionary language in this section, this phrase could be read as a disclaimer of information in your filing.

20.   We note your statement in the last paragraph that you are "under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations." This statement is inconsistent with the undertakings in Part II of the registration statement and your obligation to amend and promptly disseminate revised information in the event that your existing disclosure changes. Please revise your disclosure.

Business, page 22

Post Melamine Scandal Era, page 23

21.   We note your disclosure regarding the 2008 melamine-tainted infant milk formula scandal in China. In the third paragraph, you state that due to "the growing awareness and lingering safety concerns about cow milk, [you] are well positioned to take advantage of the unprecedented opportunity to solidify [y]our presence in the goat milk and premium infant formula sectors." Please expand your disclosure to further discuss the basis for this statement. Discuss the extent to which your optimistic outlook for potential success and growth depends on such lingering safety concerns and consumer distrust. Discuss the impact on your business should such safety concerns regarding contaminated cow milk products begin to wane.

Our Competitive Strengths, page 23

First Mover Advantage, page 23

22.   Your statements referencing "competitors who come later", "build[ing] market share without having to face competition", and "once competition does arise" are inconsistent with your disclosure under "Our Competition" on page 27 that you currently have both China-based and foreign competitors. Please clarify. Similarly, please provide information of your market share of goat milk products (both manufacturing and selling) in China.

Dedication to Quality Control, page 23

23.   Please expand your disclosure to briefly explain ISO 9001 and HACCP certification.

Raw Materials and Supplies, page 25

24.   You indicate under this section that most of your supply of raw goat milk comes from third parties. Separately, disclosure in the notes to your interim financial statements indicates that, as a result of a new marketing strategy, you "will not produce the liquid goat milk within two years." For the financial statement periods reflected in your filing, quantify for us the extent to which you have obtained your raw goat milk from your goats and from third parties. Additionally, clarify what the disclosure in your interim financial statements is intended to convey. In the event that you have stopped or will stop producing raw goat milk, indicate the specific time period this for which this has been or will be the case. Also, if you have stopped producing raw goat milk, explain, in reasonable detail, how you have considered whether your existing goat herd is impaired.

Our Competition, page 27

25.   You disclose that your "China based competitors include Shaanxi Guanshan Dairy Co., Ltd and Xi'an Baiyue Yubao Dairy Co., Ltd." and that your "foreign competitors include Karihome (Dairy Goat Co-operative (NZ) Ltd. and other smaller New Zealand goat milk brands."   For your net sales during your most recently completed fiscal year, please disclose your market share as compared to these competitors. Tell us which of your competitors, if any, are reported to have higher market shares than your company and disclose the percentages. If you have the leading market share, tell us what company has the next highest market share, and disclose the percentage.

Management's Discussion and Analysis . . . ., page 29

26.   You state at the bottom of page 32 that following a conference on January 22, 2010, you signed sales contracts valued at approximately $71.4 million that end on December 31, 2010. Please expand your discussion here to discuss the terms of these contracts, the portion of these sales that have been realized through September 30, 2010, and whether you expect the remainder to be realized before December 31, 2010.

27.   Please expand your filing here to include a chart that presents the tons of goat milk powder sold and the sales price per ton for all periods presented. Please also include this chart in future periodic filings.

History and Corporate Structure, page 40

28.   Please expand your disclosure to discuss the formation of your Shaanxi Milkgoat subsidiary and the acquisition of your Fuping Milkgoat subsidiary. We note the disclosure in the second risk factor on page 14 that "[o]n August, 8, 2008, Tianjin Yayi

acquired Fuping Milkgoat." We further note the "Organization and Nature of Business" disclosure under Note 1 to your financial statements.

Management, page 43

Directors and Executive Officers, page 44

29.   For Ms. Veronica Jing Chen, revise your disclosure as necessary to provide the month and year for each position held during the past five years and the name and principal business of each such employer. Specify each position or title held during the period, and eliminate any gaps or ambiguities as to time. Refer to Item 401(e) of Regulation S-K.

30.   We further note your disclosure that Ms. Chen has held CFO positions at several NASDAQ listed Chinese companies. On page 24, you state that Ms. Chen has "extensive . . . experience in various U.S. public companies." Please explain and expand her biographical sketch as necessary regarding her U.S. public company experience.

31.   Please disclose the term of the Voting Agreement. In addition, disclose any conditions or events that would terminate the obligation of the parties to the agreement to vote, or cause to be voted, all shares owned by them to ensure that two representatives designated by the holders of a majority of the outstanding shares of Series A Preferred Stock will be elected as directors of the company.

Executive Compensation, page 47

Narrative Disclosure to Executive Compensation, page 47

32.   We note your disclosure that Tianjin Yayi entered into an employment agreement with your Vice President Mr. Fung Shek for a three-year term beginning on June 1, 2009 and ending on June 30, 2012. Please file this agreement as an exhibit to the registration statement.

Selling Stockholders, page 50

33.   You state in the third paragraph that "unless otherwise indicated below, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer." If you determine that a selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. If a selling stockholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

Description of Securities, page 63

Convertible Notes, page 65

34.   You disclose that the Convertible Notes contain certain affirmative and negative
        covenants, including a covenant that limits your ability to make capital expenditures "in
        excess of $5,000,000 in any fiscal year." Please explain your ability to comply with this
        covenant in light of your disclosure on page 24 that you "plan to spend approximately . . .
        $12.1 million during the fiscal year ending March 31, 2011 and $6.1 million during the
        fiscal year ended March 31, 2012" on several capital expenditures. Please also disclose
        whether non-compliance with this covenant triggers any events of default, and if so,
        whether any such events of default are curable.

Financial Statements, page F-1

General

35.   Disclosure in the risk factors section of your filing indicates that there are restrictions on
        the ability of your PRC subsidiaries to make dividends and other distributions. In view of
        this, explain to us how you have considered providing parent-only schedule information
        required by Rule 5-04 of Regulation S-X.

Interim Financial Statements, page F-2

Notes to Condensed Consolidated Financial Statements, page F-6

Fuping Milkgoat Dairy Co., Ltd. ("Fuping Milkgoat"), page F-7

36.   Please add a reference to the paragraph heading indicating that Fuping Milkgoat was
        formerly known as Fuping Dongyang Dairy Co., Ltd.   See, for example, the paragraph
        heading on page F-52.

16. Commitments and Contingencies, page F-30

37.   Revise the discussion regarding the office building, factory and warehouse and
        machinery and equipment purchases and the goat farm construction project to provide a
        clear description of the current status of the projects. Additionally, revise your discussion
        of the payment terms to specifically indicate the timing of payments that are "scheduled
        to be paid progressively".

Transition Financial Statements, page F-38

Consolidated Balance Sheets, page F-40

38.   Explain to us why amounts titled "Advance to Branch Manager" are classified as Other Receivables. Based on the description provided, it does not appear that this item represents amounts that you will ultimately realize in cash.

39.   Explain to us why "Advances" are presented as current assets here, but as long-term assets on page F-2, even for the same balance sheet date (March 31, 2010). Please revise the appropriate financial statements for consistency, and if you believe these to be current assets as of any dates, explain to us how you made this determination.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-42

40.   Explain to us why the costs of goat milk powder tasting bags and promotional products described on page 31 are classified as costs of goods sold. It appears to us that these costs do not relate to goods sold and thus may be more appropriately classified as sales and marketing expense. Refer to Regulation S-X, Rule 5-03.

Notes to Consolidated Financial Statements, page 51

2. Summary of Significant Accounting Policies, page 54

Revenue recognition, page F-56

41.   You state here that revenues are recognized when products are delivered. Yet your disclosure on page 38 states that revenues are generally recognized when goods are shipped. Tell us the shipping and delivery terms of your revenue arrangements, and revise the disclosure in your footnotes or MD&A, as appropriate, for consistency and accuracy.

42.   Tell us about any price protection, product return, product rotation or other rights you offer your customers. Explain, in reasonable detail, how you account for any such rights. Your response should identify the specific authoritative literature that supports your accounting.

43.   Tell us the extent to which you sell your products directly to retailers and indirectly through distributors. For sales through distributors, tell us whether you recognize revenue upon delivery to distributors or upon subsequent delivery to retailers. If you recognize revenue upon delivery to distributors, explain to us, in detail, your basis for doing so.

Slotting fees, page F-60

44.   Please explain to us how you determined that amortizing slotting fees over a 12-month
        period is appropriate. As part of your response, explain how your accounting complies
        with the guidance in ASC paragraphs 605-50-25-1 through 605-50-25-6. Additionally,
        describe for us the material terms of the contracts or agreements under which these
        payments are made.

5. Advances, page F-65

45.   Please explain to us why you characterize certain assets as "Advances" rather than
        "Construction in progress." Please tell us how you differentiate between "Advances" and
        "Construction in progress."

46.   We note the discussion, here and elsewhere in your filing, regarding delays in the
        completion of the construction projects for which you have paid advances. Revise the
        disclosure under this note to explain the rights or recourse you have in the event that
        these projects continue to be delayed.

Operating Risk, page F-89

47.   Please explain to us further why you believe that you do not have foreign currency risk
        exposure. It appears to us that since your financial statements are presented in U.S.
        dollars but your transactions are denominated in Renminbi, you indeed do have foreign
        currency risk exposure. We note, for example, your disclosure on page 34 which states
        that exchange rate changes contributed to an 18% increase in sales.

Exhibit 5.1

48.   The legality opinion is "limited to matters governed by the General Corporation Law of
        the State of Delaware." Please have counsel confirm to us or revise the legality opinion
        to state that the opinion's reference and limitation to the Delaware General Corporation
        Law includes the statutory provisions and also all applicable provisions of the Delaware
        Constitution and the reported judicial cases interpreting those laws currently in effect.

Form 10-K for the Fiscal Year Ended March 31, 2010

Item 9A(T). Controls and Procedures, page 42

(b) Management's annual report on internal control over financial reporting, page 42

49.   Expand your disclosure to include any material costs associated with the remediation
        measures taken.   Please also include this disclosure in your quarterly reports on Form 10-
        Q.

Form 10-Q for the period ended September 30, 2010

Controls and Procedures, page 46

50.   Please explain to us when you expect the remediation measures that you describe here to be completed.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or me at (202) 551-3611with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: <u>Via Facsimile</u>
       Louis A. Bevilacqua, Esq.
       (202) 663-8007